Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 10 DATED JUNE 28, 2019

TO THE OFFERING CIRCULAR DATED AUGUST 30, 2018

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 30, 2018, as previously supplemented, and as filed by us with the Securities and Exchange Commission (the “SEC”) on August 31, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions;
•	Update our management information; and
•	Update our results of operations.

Declaration of Distributions

 On March 30, 2019, our board of directors authorized a daily cash distribution of $0.0012328767 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period commencing on April 1, 2019 and ending on June 30, 2019 (the “Distribution Period”).  The distribution will be payable to the stockholders of record as of the close of business on each day of the Distribution Period. Our board of directors expects that the distributions will be paid on or before July 15, 2019.

This distribution equates to approximately 4.50% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning April 1, 2019 and ending June 30, 2019. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.

Management

The following information supersedes and replaces the section of the Offering Circular captioned “Management – Compensation of Executive Officers”:

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.  As described above, certain of the executive officers of Realty Mogul, Co. also serve as executive officers of our Manager.  Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from Realty Mogul, Co.  As executive officers of our Manager, these individuals will manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives.  We will indirectly bear some of the costs of the compensation paid to these individuals through fees we pay to our Manager, and we pay our portfolio manager a retainer of 1,000 shares per year.

Results of Operations

The following information supplements the section of our Offering Circular captioned “Plan of Operation-Results of Operations”:

As of June 6, 2019, the aggregate value of all properties owned or underlying investments made by us, based on the most recent purchase price of each asset is approximately $128 million.